

November 15, 2023

Zhengbin (Bing) Yao, Ph.D.
Chief Executive Officer
ArriVent Biopharma, Inc.
18 Campus Boulevard, Suite 100
Newtown Square, PA 19073

      Re: ArriVent Biopharma, Inc.
          Amendment No. 2 to Draft Registration Statement on Form S-1
          Submitted October 31, 2023
          CIK 0001868279

Dear Zhengbin (Bing) Yao:

      We have reviewed your amended draft registration statement and have the following comments.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.   We note your disclosure that you received Breakthrough Therapy Designation from the FDA in October 2023. Please include balancing disclosure in the Prospectus Summary that this Designation does not increase the likelihood that furmonertinib will ultimately receive FDA approval for any indication.

Furmonertinib, page 2

2.   We note your response to comment 3 and re-issue in part. Please balance your disclosure on pages 3 and 4 that furmonertinib "has been observed to be generally well tolerated" in multiple clinical trials with a description of all serious adverse events and quantify the number of each type of event.

3.   Please include clarifying disclosure in the Prospectus Summary that your statements about the FURLONG trial relate to a clinical trial in China conducted by Allist, which resulted in the approval of furmonertinib in China as a first-line therapy in patients with locally advanced or metastatic NSCLC with classical EGFRm.

Our Pipeline, page 2

4.   Please revise the block of text under your pipeline table to more clearly explain which programs each note applies to. As currently drafted, it is not clear how the text applies to the above pipeline table and to which programs it applies. For example, it is not clear if the first row of the pipeline table corresponds to the sentence in the below text block concerning the FAVOUR and FURVENT trials. We would not object to the use of a key.

Our Strategy, page 3

5.   We note your revised disclosure in response to comment 5, specifically that your investigation of NSCLC EGFR exon 20 insertion mutations as a first-line therapy is based on the ongoing FAVOUR Phase 1b study and the ongoing FURVENT Phase 3 study. We also note your revised disclosure that no Phase 2 study has been conducted for this indication. Please expand your discussion of the Phase 3 FURVENT clinical trial in the Prospectus Summary to include disclosure that clinical development announcements by Allist in the ongoing FAVOUR Phase 1b study may adversely affect your clinical development plan. We note risk factor disclosure to this effect on page 31. Ensure that this discussion also discloses when the final results of this Phase 1b trial are expected and whether you intend to complete a Phase 2 trial for this indication.

Director Independence, page 162

6.   Please reconcile your disclosure concerning director independence with your revised disclosure on page 164 that Dr. Carl Gordon does not meet the requirements of independence applicable to audit committee members of a listed issuer under Rule 10A-3 under the Exchange Act.

        Please contact Li Xiao at 202-551-4391 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: John Rudy